UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 22, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Rattler Midstream LP

File No. 333-226645 - CF#37214

Rattler Midstream LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 7, 2018, as amended.

Based on representations by Rattler Midstream LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through February 19, 2029
Exhibit 10.6	through February 19, 2029
Exhibit 10.7	through February 19, 2029
Exhibit 10.8	through February 19, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary